





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65548

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COBRA TRADING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3008 E. HEBRON PKWY, BLDG. 400
(No. and Street)

CARROLLTON	TX	75010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHADD HESSING 972-491-79993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BODDEN, PC
(Name – *if individual, state last, first, middle name*)

713 S. PEARL STREET	TRENTON	TX	75490
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, CHADD HESSING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COBRA TRADING, INC., as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICE HUGHES
Notary Public, State of Texas
Comm. Expires 05-29-2024
Notary ID 132499036

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bodden, PC

Trenton, Texas

Ph: (214) 763-6169

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Cobra Trading, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cobra Trading, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedules I and II (the "Schedules") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in the Schedules is the responsibility of the Company's management. Our audit procedures include determining whether the information in the Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the information in the Schedules, we evaluated whether the information in the Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in the Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Bodden, PC

Dallas, Texas
March 30, 2021

We have served as the Company's auditor since 2020.

COBRA TRADING, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	449,306
Deposit with broker/dealer		6,436,614
Clearing deposit with broker-dealer		151,007
Receivable from broker-dealer		1,559,093
Other receivables		6,379
Property, equipment and leasehold improvements, net of accumulated		
depreciation of $58,676		113,562
Right of use asset		857,959
Other assets		217,945
	$	9,791,865

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	4,603,348
Lease liability		857,959
		5,461,307

Stockholder's equity:

Common stock, no par value, 100,000 shares authorized,		
1,000 shares issued and outstanding		96,250
Retained earnings		4,234,308
Total stockholder's equity		4,330,558
	$	9,791,865

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Income
For the Year Ended December 31, 2020

Revenues:

Commissions	$	12,660,381
Interest income		8,782
Fee income		34,646,140
Miscellaneous income		107,099
Total Income		47,422,402

Expenses:

Employee compensation and benefits	2,158,313
Brokerage and clearance fees	22,763,229
Communications	48,487
Occupancy and equipment costs	133,116
Promotional costs	510,618
Interest	15,709
Regulatory fees and expenses	103,004
Other expenses	12,361,061
Total operating expenses	38,093,537

Net Income	$	9,328,865

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Shares	Common Stock		Retained Earnings		Total	
Balance at December 31, 2019	1,000	$	96,250	$	378,008	$	474,258
Net income					9,328,865		9,328,865
Distributions					(5,472,565)		(5,472,565)
Balance at December 31, 2020	1,000	$	96,250	$	4,234,308	$	4,330,558

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net income	$	9,328,865
Adjustments to reconcile net income (loss) to net		
cash provided (used) by operating activities:		
Depreciation		7,938
Paycheck protection program loan forgiveness		(86,300)
Change in operating assets and liabilities:		
Increase in deposit with broker/dealer		(5,566,287)
Increase in clearing deposit with broker		(154)
Increase in receivable from broker/dealer		(1,356,194)
Increase in other receivables		(6,379)
Increase in right of use asset		(857,959)
Increase in other assets		(179,839)
Increase in accounts payable and accrued expenses		3,805,670
Increase in lease obligations		857,959
Net cash provided by operating activities		5,947,320
Cash Flows from Investing Activities		
Purchase of furniture, equipment and leasehold improvements		(111,749)
Net cash used by investing activities		(111,749)
Cash Flows from Financing Activities		
Paycheck protection progam loan proceeds		86,300
Distributions		(5,472,565)
Net cash used by financing activities		(5,386,265)
Net increase (decrease) in cash and cash equivalents		449,306
Cash and cash equivalents at beginning of year		0
Cash and cash equivalents at end of year	$	449,306
Supplemental disclosures		
Cash paid for:		
Income taxes	$	9,414
Interest	$	15,709

The accompanying notes are an integral part of these financial statements.

Note 1 — Organization and Nature of Business

Cobra Trading, Inc. (the "Company") was organized in June, 2004. The Company became a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") effective December 17, 2004, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and Securities Investor Protection Corporation ("SIPC"). The Company operates under the exemption provisions of SEC Rule 15c3-3(k)(2)(ii) which provide that all funds and securities belonging to the Company's customers be handled by a clearing broker-dealer.

The Company's customers are primarily individuals trading securities through the Company's online portal.

Note 2 — Significant Accounting Policies

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost. Depreciation on office equipment and furniture is computed using the straight line method over useful lives of three to seven years. Leasehold improvements are amortized over the shorter of their useful lives or the remainder of the lease term.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue From Contracts with Customers

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that

Note 2 — Significant Accounting Policies (cont'd)

reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the performance obligation, in determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue from contracts with customers include brokerage commissions and fee revenues. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at the point in time or other time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Fee Revenue

The fee revenue consists of two parts. Primarily, the Company charges its customers a short interest charge for short positions in the customer's accounts. This fee is assessed daily. In addition, some customers take advantage of certain software offered by the Company. The fee for this service is charged monthly. The Company believes that the performance obligation of the Company is satisfied when the charges are made to the customer.

The economic conditions which affect the Company's operations are related to overall strength of the financial and commodity markets.

Note 2 — Significant Accounting Policies (cont'd)

Leases

The Company determines if an arrangement is a lease at inception. Leases that have terms of one year or less are deemed to be short term, and are expensed on a straight line basis over their respective terms. Operating leases are included in right-of-use ("ROU") assets, and lease liabilities in the Statement of Financial Condition.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payment over the lease term. As most of the leases do not provide an implicit rate, the Company generally uses, the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Advertising Costs

All nondirect-response advertising costs are expensed as incurred. Advertising costs were $510,618 for the year ended December 31, 2020.

Deposits with and Receivable from Clearing Broker-Dealer

Deposits with clearing broker-dealer include cash maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions. Such amounts are normally collected between five and thirty-five days after month end. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for doubtful accounts based on a collectability review of specific accounts. Any receivables deemed not collectable are written off against the allowance. Receivables were $1,559,093 and $202,899 at December 31, 2020 and at December 31, 2019 respectively.

Note 3 — Furniture, Equipment and Leasehold Improvements

A summary of furniture, equipment and leasehold improvements at December 31, 2020 were as follows:

Furniture and fixtures	$ 57,130
Equipment	46,128
Leasehold Improvements	68,980
	172,238
Less: accumulated depreciation	58,676
	$113,562

Depreciation expense was $7,938 for the year ended December 31, 2020.

Note 4 — Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2020, the Company had net capital of $3,992,672 and net capital requirements of $306,890. The ratio of aggregate indebtedness to net capital was 1.15 to 1 at December 31, 2020. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Pursuant to the net capital requirements of Section 1.17 of the Commodity Futures Trading Commission, a minimum net capital requirement must be maintained, as defined under such provisions. As an introducing broker, the Company is required to maintain net capital of $306,890. At December 31, 2020, the Company had net capital as defined under Section 1.17 of $3,992,672 which resulted in an excess net capital of $3,685,782.

Note 5 - Defined Contribution Plan

The Company adopted a defined contribution plan, effective January 1, 2018, for its eligible employees. The Company may make deferral contributions up to the annual maximum amount allowed by the Internal Revenue Code. The Company expensed $132,975 during 2020.

Note 6 — Federal Income Taxes

The Company, with consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

The Company files income tax returns in the US federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns for all tax years ended on or after December 31, 2017, remain subject to examination by the Internal Revenue Service. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitation, most ranging from three to five years from the date of filing.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions.

Note 7 — Commitments and Contingencies

Lease Committments

The Company has an obligation as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease requires variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The lease expires August 31, 2030. The Company used a discount rate of 5.4% to calculate the right of use liability. The undiscounted rent obligation is $9,594.67 per month during the term of the lease.

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Note 7 — Commitments and Contingencies (cont'd)

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

	Principal Discounted	Discount Interest
2021	$ 68,839	$ 46,297
2022	72,795	42,341
2023	76,978	38,158
2024	81,401	33,735
2025	86,078	29,058
2026	91,024	24,112
2027	96,254	18,882
2028	101,785	13,351
2029	107,634	7,502
2030	75,170	1,587
	$857,958	$255,023

In 2020, the Company recognized $48,267 in short term lease costs and $38,379 in operating lease costs recorded within occupancy and equipment costs on the income statement.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Indemnification and Termination Charges

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2020.

Note 8 — Concentration Risks

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Note 9 — Related Party Transactions

The Company has entered into an office lease agreement wih an entity owned by the sole owner of the Company. As of December 31, 2020, the Company had no amounts due to or from the related party.

Note 10 — Covid-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a global pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. The ultimate impact of the pandemic on the Company's future financial statements cannot be reasonably estimated at this time. However, the Company does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Note 11 — Paycheck Protection Program

In response to the COVID-19 pandemic, the Payment Protection Program ("PPP) was established under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") and administered by the Small Business Administration. Companies that met the eligibility requirements set forth by the PPP could qualify for PPP loans. If the loan proceeds were fully utilized to pay qualified expenses, the full principal amount of the PPP loan, along with any accrued interest, would qualify for loan forgiveness, subject to potential reduction based on the level of full-time employees maintained by the organization.

In April 2020, the Company received a loan of $86,300 under the PPP provided by Regions Bank. The loan bore interest at 1.0%, with principal and interest payments deferred for the first six months of the loan. After that, the loan and interest would be paid back over a period of 18 months, if the loan was not forgiven under the terms of the PPP. This loan has been forgiven by Regions Bank in October, 2020.

Supplemental Information Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934, as of

December 31, 2020

Schedule I

<u>COBRA TRADING, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2020</u>

Computation of Net Capital

Total ownership equity qualified for net capital		$ 4,330,558
Deductions and/or charges		
Non-allowable assets:		
Other receivables	6,379	
Property, equipment and leasehold improvement (net)	113,562	
Other assets	217,945	337,886
Net capital before haircuts on securities positions		3,992,672
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2):		--
Net capital		$ 3,992,672

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable and accrued expenses		$ 4,603,348
Total aggregate indebtedness		$ 4,603,348

Schedule I (continued)

COBRA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 306,890
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 306,890
Net capital in excess of minimum required	$3,685,782
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$3,532,337
Ratio: Aggregate indebtedness to net capital	1.15 to 1

Reconciliation with Company's Computation

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17A-5 Part II FOCUS Report filling as of the same date.

Supplemental Information Pursuant to Rule 1.17

of the Commodity Futures Trading Commission

For the Year Ended December 31, 2020

Schedule II

<u>COBRA TRADING, INC.</u>
<u>Computation of Net Capital Under Regulation 1.17</u>
<u>of the Commodity Futures Trading Commission</u>
<u>As of December 31, 2020</u>

COMPUTATION OF ADJUSTED NET CAPITAL

Total ownership equity qualified for net capital		$4,330,558
Deductions and/or charges		
Non-allowable assets:		
Other receivables	6,379	
Property, equipment and leasehold improvement (net)	113,562	
Other assets	217,945	337,886
Net capital before haircuts on securities positions		3,992,672
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2)):		--
Adjusted Net capital		3,992,672
Net Capital Required		306,890
Excess Net Capital		$3,685,782

Bodden, PC
Trenton, Texas
Ph: (214) 763-6169

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Cobra Trading, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cobra Trading, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cobra Trading, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) Cobra Trading, Inc. stated that Cobra Trading, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cobra Trading, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cobra Trading, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bodden, PC

Trenton, Texas
March 30, 2021



EXEMPTION REPORT
DECEMBER 31, 2020

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from Rule 15c3-3 under Section (k)(2)(ii) in which all transactions are cleared through another broker-dealer on a fully disclosed basis.

2. The firm met the identified exemption provision throughout the most recent fiscal year without exception.



Chadd Hessing
President

Cobra Trading, Inc.   P 972.491.7999   F. 972.491.3111   info@cobratrading.com
3008 E. Hebron Parkway, Building 400 Carrollton, TX 75010   www.cobratrading.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING
AGREED-UPON PROCEDURES
DECEMBER 31, 2020

Bodden, PC
Trenton, Texas
Ph: (214) 763-6169

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder
Cobra Trading, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Cobra Trading, Inc. ("Company") and the Securities Investor Protection Corporation, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Bodden, PC

Trenton, Texas
March 30, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2020**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*33*******2272*********************MIXED AADC 220
66548 FINRA DEC
COBRA TRADING INC
3008 E HEBRON PKWY BLDG 400
CARROLLTON, TX 75010-4470

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chadd Hessing 972-491-7999

2. A. General Assessment (item 2e from page 2) $ 36,440

B. Less payment made with SIPC-6 filed (exclude interest) (10,218)

____
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) 26,222

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 26,222

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 26,222

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cobra Trading, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 28th day of January, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2020** and ending **12/31/2020**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 47,316,144

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   250,872

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   22,763,229

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 8,782

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)   8,782

Total deductions   23,022,883

2d. SIPC Net Operating Revenues $ 24,293,261

2e. General Assessment @ .0015 $ 36,440

(to page 1, line 2.A.)

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